SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2006

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated September 20, 2006.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

CGI Ranked as a Top Business Process Outsourcing Provider

Montreal, Quebec, September 20, 2006 – CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB) announced today that it has been ranked as one of the “Top Business Process Outsourcing Providers” by the International Association of Outsourcing Professionals (IAOP).

Four key criteria were used to calculate these rankings, including size and growth, customer experience, depth and breadth of competencies, and management capabilities. These results were then ranked by a distinguished panel of independent judges.

“Being selected to the Top BPO Providers list for 2006 is a tremendous achievement that speaks to CGI’s position as one of the industry’s most valuable partners” said Michael F. Corbett, Executive Director of the International Association of Outsourcing Professionals. “As the global standard-setting organization and advocate for the outsourcing profession, IAOP is pleased to recognize CGI with this prestigious award.”

“Over the years the outsourcing market has grown increasingly competitive, and being ranked as a top BPO provider clearly shows that CGI is one of the leading players in the BPO space,” added Michael Denham, President, Business Process Services (BPS) for CGI. “CGI has proven its ability to successfully execute its clients’ needs, and serve them on the global stage while improving administrative and operating costs.”

CGI’s BPS offerings combine deep industry expertise, strong process execution, and technology capabilities and scale with a distinct partnership model that adapts to CGI’s clients’ unique business environment. CGI carefully conforms to its clients needs while leveraging the efficiencies and savings that come from CGI’s balanced blend of global delivery options. CGI provides leading solutions for clients in the Government, Insurance, and Banking sectors, complimented by horizontal solutions such as Human Resources and Payroll Services, Finance and Accounting, and Document Management Services.

Earlier this year CGI was also ranked 8th in the IAOP “Global Outsourcing 100”.

The International Association of Outsourcing Professionals (IAOP) developed the “Global Outsourcing 100” and its sub-lists as an essential reference guides for companies. The lists include companies from around the world providing the full spectrum of outsourcing services. These include IT and BPS, as well as facility services, real estate and capital asset management, manufacturing, and logistics.

About IAOP

The International Association of Outsourcing Professionals (IAOP) is the global, standard-setting organization and advocate for the outsourcing profession. IAOP’s global membership encompasses more than 300 organizations from around the world representing almost every industry segment and functional activity. In total, nearly 40,000 individuals working in the field of outsourcing are members or users of the association’s services. IAOP also publishes the definitive ranking of outsourcing firms; The Global Outsourcing 100. For more information, please visit www.outsourcingprofessional.org.

About CGI

Founded in 1976, CGI Group Inc. is one of the largest independent information technology (IT) and business process services firms in the world. CGI and its affiliated companies employ approximately 24,500 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the U.S., Europe and Asia Pacific as well as from centers of excellence in Canada and the U.S., Europe and India. CGI's annualized revenue run rate is currently $3.5 billion (US$3.1 billion) and at June 30, 2006, CGI's order backlog was $13.3 billion (US$11.9 billion). CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

For more information:

Investors

Lorne Gorber

Vice-President, Corporate Communications and

Investor Relations

lorne.gorber@cgi.com

(514) 841-3355

Media:

Philippe Beauregard

Director, Public Affairs

philippe.beauregard@cgi.com

(514) 841-3218

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.

(Registrant)

Date: September 20, 2006	By /s/ André Imbeau

Name: André Imbeau

Title:	Founder, Executive Vice-Chairman of the Board
and Secretary